Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-10351

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCS Nitrogen 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potash Corporation of Saskatchewan Inc.

122 - 1st Avenue South

Saskatoon, Saskatchewan, Canada S7K 7G3

PCS NITROGEN 401(K) SAVINGS PLAN

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010		2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011		3

Notes to Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011		4–12

NOTE:	All schedules required by Section 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

PCS Nitrogen 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of PCS Nitrogen 401(k) Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, on December 31, 2011, the Plan assets were transferred into a merged plan, PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 26, 2012

PCS NITROGEN 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	$7,461,328	$7,461,328
	2011	2010

ASSETS:
Participant-directed investments — at fair value (Note 4)	$—	$7,461,328

Receivables:
Notes receivable from participants		157,430
Company performance contribution		159,154
Receivables for securities sold		83,428

Total receivables	—	400,012

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	—	7,861,340

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS		(7,659)

NET ASSETS AVAILABLE FOR BENEFITS	$—	$7,853,681

See notes to financial statements.

PCS NITROGEN 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Company matching contributions	$125,554
Company performance contributions	170,072
Company basic contributions — Lima	238,368
Participant contributions	546,359
Rollover contributions	16,904

Total additions	1,097,257

DEDUCTIONS:
Investment loss:
Net depreciation in fair value of investments (Note 4)	(1,056,032)
Interest and dividends	116,395

Net investment loss	(939,637)

Benefits paid to participants	(135,154)
Administrative expenses	(2,409)

Total deductions	(1,077,200)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFER	20,057

TRANSFER OF NET ASSETS TO PCS U.S. EMPLOYEES’ SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES (NOTE 1)	(7,873,738)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,853,681

End of year	$—

See notes to financial statements.

PCS NITROGEN 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF PLAN

The following description of the PCS Nitrogen 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Plan Merger and Amendments — In 2011, the Plan was amended to provide for a plan merger effective December 31, 2011. Participants in the Plan were merged with and into the White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees. The name of the merged plan is the PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees (the “Merged Plan”). The assets of the Plan were transferred into the Merged Plan on December 31, 2011. The transfer of assets to the Merged Plan was reflected as a transfer of net assets on the Plan’s statement of changes in net assets available for benefits. Except where expressly stated or the context requires otherwise, the information in these notes is as of and for the period ended December 31, 2011.

In 2010, the Plan was amended to (a) incorporate provisions for compliance with the requirements of the Heroes Assistance and Relief Tax Act of 2008, (b) consolidate and clarify the provisions addressing the direct rollover of distributions from the Plan, (c) provide for the automatic enrollment of certain new hires, rehires, and eligible employees not enrolled in the Plan who had not previously submitted an election to participate (or not to participate), and (d) reflect certain clarifying changes to the Plan.

General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the “Company”), covering all eligible employees of PCS Purified Phosphates and PCS Nitrogen who are represented by a collective bargaining agreement, as defined in the Plan. The Employee Benefits Committee of PCS Administration (USA), Inc., controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions.

The Plan has an automatic enrollment provision for only the employees at the Company’s Cincinnati plant, under which new participants are provided a 3% pretax deferral, unless they formally waive participation or elect a different participation level.

The Company matches 100% of the first 3% of base compensation that participants contribute. Catch-up contributions are not eligible for the Company matching contribution. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company matching contribution.

The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. The 2011 and 2010 Company performance contributions were 3% of each eligible participant’s base pay.

The Company also contributes a basic contribution of 5% of base compensation on behalf of each eligible employee of PCS Nitrogen Ohio, L.P., as defined in the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company performance contribution, and the Company basic contribution, if applicable, and allocations of Plan earnings and is charged with withdrawals, an allocation of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (PCS) common stock, a selection of mutual funds, and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed by a participant’s investment in PCS common stock and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of PCS stock and is not available as a participant-directed investment option.

Participants who have not made any investment elections will have their contributions and the employer contributions invested in the Plan’s “default fund,” which has been designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

During 2011, balances in Fidelity Growth and Freedom Funds and the Fidelity Spartan 500 Index Institutional Fund were moved to fund classes, which are available to institutional investors and incur lower fees.

Vesting — Participants are immediately vested in their own contributions and in the Company performance contribution, as well as in the actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants vest 20% per year of credited service and are 100% vested in the Company’s matching contribution after five years of credited service. Participants are fully vested in the Company’s basic contribution after a five-year period of service, although no partial vesting applies (i.e., five-year cliff vesting). Forfeited balances of terminated participants are used to reduce future Company contributions.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds are borrowed. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans at the time the loan is made. Principal and interest are paid ratably through payroll deductions.

Payments of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments over the participant’s estimated life span. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in PCS common stock in cash or in whole shares. The Plan has a dividend payout program whereby participants may elect to receive dividends paid on their vested shares of PCS common stock in shares of PCS common stock or cash.

Forfeited Accounts — At December 31, 2011 and 2010, there were no forfeited nonvested accounts. Accounts forfeited during the year ended December 31, 2011, totaling $34,453, were used to reduce employer contributions to the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The PCS common stock is valued at the closing price on the active market on which the individual securities are traded on the last business day of the Plan year. The Fidelity Managed Income Portfolio II (the “Portfolio”) is stated at fair value and then adjusted to contract value as the Portfolio’s investment contracts are fully benefit-responsive. Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon, less withdrawals. In accordance with GAAP, the Portfolio is presented at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented showing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. Fair value of the Portfolio is the net asset value of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model.

Certain events limit the ability of the Plan to transact at contract value with the Portfolio issuer. Such events include the following: (a) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (b) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 1.60% and 1.82% at December 31, 2011 and 2010, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2011, was 1.92%. The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan, but had not yet been paid at December 31, 2011 and 2010.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined under GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of the investments apply to the investments held.

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual Funds — Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held at the Plan year-end (Level 1 inputs).

Stable Value Funds — The fair values of participation units in stable value funds are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs).

The Plan had no investment assets as of December 31, 2011. The Plan investment assets at fair value, set forth by level within the fair value hierarchy, as of December 31, 2010, were as follows:

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

PCS common stock	$3,206,500	$—	$—	$3,206,500
Mutual funds:
Balanced funds	1,491,804			1,491,804
Large cap equity funds	867,550			867,550
Mid cap equity funds	191,988			191,988
Small cap equity funds	142,471			142,471
International equity funds	150,401			150,401
Bond fund	344,563			344,563
Short term funds	290,433			290,433
Stable value fund		775,618		775,618

Total investment assets at fair value	$6,685,710	$775,618	$—	$7,461,328

4.	INVESTMENTS

The Plan had no investments as of December 31, 2011. The Plan’s investments as of December 31, 2010 are shown below. Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010, are marked with an asterisk as follows:

Fixed income and bond funds:
Fidelity Managed Income Portfolio II	$775,618	*
Fidelity Retirement Money Market Portfolio	289,243
Fidelity Institutional Short-Intermediate Government Fund	344,563
Equity funds:
Davis NY Venture A	215,813
Harbor International Fund — Institutional Class	150,401
T. Rowe Price Dividend Growth Fund	19,955
ABF Large Cap Value Institutional	47,059
Fidelity Puritan Fund	404,605	*
Fidelity Growth Company	410,441	*
Fidelity Mid-Cap Stock Fund	191,988
Fidelity Small Cap Stock Fund	142,471
Fidelity Freedom Income	29,949
Fidelity Freedom 2000	13,975
Fidelity Freedom 2010	3,996
Fidelity Freedom 2015	189,706
Fidelity Freedom 2020	174,037
Fidelity Freedom 2025	156,276
Fidelity Freedom 2030	55,505
Fidelity Freedom 2035	93,776
Fidelity Freedom 2040	78,791
Fidelity Freedom 2045	177,754
Fidelity Freedom 2050	113,434
Fidelity Spartan U.S. Equity Index Fund	174,282
PCS common stock	3,206,500	*
PCS stock purchase account	1,190

Total at fair value	$7,461,328

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ended December 31, 2011, are as follows:

Fixed income and bond funds — Fidelity Institutional Short-Intermediate Government Fund		$209
Equity funds:
Davis NY Venture A		(16,117)
Harbor International Fund — Institutional Class		(24,981)
T. Rowe Price Dividend Growth Fund		4,015
ABF Large Cap Value Institutional		(2,875)
Fidelity Puritan Fund		(4,602)
Fidelity Growth Company K	K	(6,170)
Fidelity OTC Portfolio		(2,815)
Fidelity Mid-Cap Stock Fund		(15,562)
Fidelity Small Cap Stock Fund		(16,055)
Fidelity Freedom K Income	K	(2)
Fidelity Freedom 2000		37
Fidelity Freedom 2010		50
Fidelity Freedom K 2015	K	(6,389)
Fidelity Freedom K 2020	K	(12,188)
Fidelity Freedom K 2025	K	(11,192)
Fidelity Freedom K 2030	K	(1,739)
Fidelity Freedom K 2035	K	(4,920)
Fidelity Freedom K 2040	K	(8,085)
Fidelity Freedom K 2045	K	(8,348)
Fidelity Freedom K 2050	K	(11,369)
Fidelity Spartan 500 Index Institutional	K	(881)
PCS common stock		(906,053)

Net depreciation of investments		$(1,056,032)

Investments marked with a “K” were transferred to an investment class, available to institutional investors, which incurs lower fees.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Fidelity. Fidelity serves as the trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2010, the Plan held approximately 62,130 shares of PCS common stock, with a cost basis of $1,121,779. Shares held at December 31, 2010 give effect to PCS’s three-to-one stock split in February 2011. All shares held at December 31, 2011 were transferred to the Merged Plan. During the year ended December 31, 2011, the Plan recorded dividend income of $18,304.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated December 19, 2008, that the Plan was designed in accordance with applicable IRC regulations. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of the financial statements as of December 31, 2011 and 2010, to the Form 5500 is as follows:

	2011	2010
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$—	$7,853,681
Company performance contribution receivable		(159,154)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		7,659

Net assets available for benefits per the Form 5500	$—	$7,702,186

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(7,853,681)
Increase in Company performance contribution receivable	159,154
Net change in adjustment from fair value to contract value	(7,659)

Changes in net assets available for benefits per the Form 5500	$(7,702,186)

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS U.S. Employees’ Savings Plan for Collectively Bargained Employees, as Successor to the PCS Nitrogen 401(k) Savings Plan (Name of Plan)

Date: June 26, 2012	/s/ David R. Haverick
Name: David R. Haverick
Title: Senior Director, Corporate Benefits & HR Finance PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP